AMENDMENT TO THE DISTRIBUTION AGREEMENT BETWEEN
GPS FUNDS I AND ASSETMARK BROKERAGE, LLC

This Amendment is effective as of April 1, 2021, by and between GPS Funds I, a Delaware statutory trust (the “Trust”), on behalf of each of its separate series of shares (each, a “Fund” and collectively, the “Funds”) set forth on Annex A below, and AssetMark Brokerage, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the parties entered into a Distribution Agreement (the “Agreement”) dated October 31, 2016; and

WHEREAS, the parties now wish to amend the Agreement, in accordance with Section 12 thereof, by amending Annex A thereto to reflect the liquidation of the GuideMark® Tax- Exempt Fixed Income Fund, a series of the Trust; and

WHEREAS, the parties acknowledge that as of the date of this Amendment, the Funds will not be paying fees to the Distributor pursuant to a distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940;

NOW, THEREFORE, the parties agree as follows:

1.Annex A to the Agreement is hereby deleted and replaced with the following:

ANNEX A

GuideMark® Large Cap Core Fund GuideMark® Emerging Markets Fund GuideMark® Small/Mid Cap Core Fund GuideMark® World ex-US Fund GuideMark® Core Fixed Income Fund

2.Except to the extent modified by this Amendment, the remaining provisions of the Agreement shall remain in full force and effect. In the event of a conflict between the provisions of the Agreement and those of this Amendment, this Amendment shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.

ASSETMARK, BROKERAGE, LLC		GPS FUNDS I
By:	/s/ Carrie Hansen	By:	/s/ Carrie Hansen
Name & Title:	Carrie Hansen, President	Name & Title:	Carrie Hansen, President